

November 10, 2011

<u>Via U.S. mail</u>
Mr. Paul Hatfield
President
Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, WA 99019

> **Re:** **Butte Highlands Mining Company**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2011**
> **File No. 000-53662**

Dear Mr. Hatfield:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K Filed November 4, 2011</u>

<u>Item 4.01 Change in Registrant's Certifying Accountant</u>

1. You disclose that the company is unable to obtain Exhibit 16.1 from the predecessor auditors as the firm no longer practices public accounting. As BehlerMick PS is currently registered with the PCAOB and still has a valid license to practice in the state of Washington, we believe that an Exhibit 16 letter should be provided. Please amend your Form 8-K to include an Exhibit 16 letter from the predecessor auditors stating whether they agree with the statements made in your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant